

April 22, 2014

<u>Via Facsimile</u>
Mr. Daniel D. Malzahn
Chief Financial Officer
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, VA 20190

       Re: **NVR Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed February 20, 2014
                File No. 1-12378

Dear Mr. Malzahn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Melissa N. Rocha

                                            Melissa N. Rocha
                                            Senior Assistant Chief Accountant